Algonquin Power & Utilities Corp. Appoints Arthur Kacprzak as Chief Financial Officer
OAKVILLE, Ontario – September 18, 2020 - Algonquin Power & Utilities Corp. (“APUC,” “Algonquin” or the “Company”) (TSX/NYSE: AQN) announced today the appointment of Arthur Kacprzak as Chief Financial Officer (“CFO”), assuming the role upon the retirement of CFO David Bronicheski. This transition is part of a multi-year initiative that was undertaken by APUC’s Board of Directors to support a smooth shift to new leadership while maintaining the Company’s strong track record of growth and delivering long-term shareholder value.

Mr. Bronicheski has been transitioning the CFO accountabilities to Mr. Kacprzak since early in the year when the pending retirement was first announced and Mr. Kacprzak was named Senior Vice President and Deputy Chief Financial Officer. Mr. Kacprzak joined Algonquin in 2012, and has led the Company’s Treasury function. Through the course of his career, he has gained more than 20 years of experience in corporate finance, treasury, accounting, taxation and management consulting.

Mr. Kacprzak holds a Bachelors of Commerce degree from the University of Toronto and a Global Professional Master of Laws degree from the University of Toronto Faculty of Law. He is a Chartered Accountant as well as a CFA Charterholder.

“I am extremely pleased to welcome Arthur into the CFO role,” said Arun Banskota, President & Chief Executive Officer of Algonquin. “At $11 billion in assets, Algonquin is one of North America's fastest growing utilities, a global leader in renewable energy solutions, and a member of the blue chip TSX60 index. David’s strong leadership and finance expertise over the last twelve years has contributed hugely to that success. We are immensely grateful for David’s many contributions to Algonquin, and wish him much happiness in his retirement. I have full confidence that Arthur will continue the tradition of strong financial leadership and balance sheet management that has contributed over the years to Algonquin’s long-term success.”

About Algonquin Power & Utilities Corp., Liberty Utilities, Liberty Power
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing secure, safe, reliable, cost-effective, and sustainable energy and water solutions through our portfolio of rate-regulated natural gas, water, and electricity generation, transmission and distribution utility investments to approximately 807,000 connections in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.6 GW of incremental renewable energy capacity under construction.
APUC is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain written statements included herein constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will”, “expects”, “intends”, “plans”, “should” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to statements regarding the expectations regarding the CFO transition and the expected performance of APUC, including the delivery of long-term shareholder value. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in APUC's most recent annual and interim Management Discussion and Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500